March 29, 2021

VIA EDGAR

Effie Simpson
Office of Manufacturing

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


RE: Babcock & Wilcox Enterprises, Inc.
Registration Statement on Form S-3 File No. 333-254032

Dear Ms. Simpson:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Babcock & Wilcox Enterprises, Inc. (the Company) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time on March 29, 2021, or as soon thereafter as practicable. The Company respectfully requests that you notify
C. Brophy Christensen of OMelveny & Myers LLP of such effectiveness by telephone at (415) 984-8793.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (330) 860-6205 or by email at jjdziewisz@babcock.com.

Very truly yours,



John J. Dziewisz
Sr. Vice President & Corporate Secretary










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Babcock & Wilcox Enterprises, Inc.
1200 E Market Street, Suite 650
Akron, OH 44305 USA
Phone: +1 330.753.4511
www.babcock.com